SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

  [**X**] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005**.

  [   ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____to _____.

Commission file number: **000-31390**

ALLIED RESOURCES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	**55-0608764**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1403 East 900 South, Salt Lake City, Utah 84105
(Address of principal executive office)   (Zip Code)

(801) 582-9609
(Issuer's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes **X**   No _____

The number of outstanding shares of the registrant's common stock, $0.001 par value (the only class of voting stock), as of May 15, 2005 was 5,666,691.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1.   **FINANCIAL STATEMENTS**

As used herein, the term "Allied" refers to Allied Resources, Inc., a Nevada corporation and its predecessors, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

ALLIED RESOURCES, INC.
BALANCE SHEETS

ASSETS		March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
Current assets:			
Cash	$	551,412	518,092
Accounts receivable		101,470	87,490
Current portion of deferred tax asset		26,000	26,000
Total current assets		678,882	631,582
Oil and gas properties (proven), net (successful efforts method)		654,950	670,780
Deposits		341,306	315,295
Deferred tax asset		314,000	314,000
Total assets	$	1,989,138	1,931,657

LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	19,596	-
Total current liabilities		19,596	-
Asset retirement obligation		137,258	135,563
Commitments and contingencies			
Stockholders' equity:			
Common stock, $.001 par value; 50,000,000 shares authorized, 5,666,691 issued and outstanding		5,667	5,667
Additional paid-in-capital		9,717,288	9,717,288
Accumulated other comprehensive income		(44)	(84)
Accumulated deficit		(7,890,627)	(7,926,777)
Total stockholders' equity		1,832,284	1,796,094
Total liabilities and stockholders' equity	$	1,989,138	1,931,657

The accompanying notes are an integral part of these financial statements.

ALLIED RESOURCES, INC
UNAUDITED CONDENSED STATEMENTS OF INCOME
Three Months Ended March 31, 2005 and 2004

		2005	2004
Oil and gas revenues	$	157,820	163,122
Operating expenses:			
Production costs		58,214	67,691
Depletion		15,830	20,829
General and administrative expenses		49,715	13,636
		123,759	102,156
Income from operations		34,061	60,966
Interest income		2,089	143
Income before provision for income taxes		36,150	61,109
Provision for income taxes		-	-
Net income	$	36,150	61,109
Income per common share - basic and diluted	$	.01	.01
Weighted average common shares - basic and diluted		5,667,000	5,667,000

The accompanying notes are an integral part of these financial statements.

ALLIED RESOURCES, INC
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	36,150	61,109
Adjustments to reconcile net income to net cash			
provided by (used in) operating activities:			
Depletion and amortization		15,830	20,829
Accretion expense		1,695	1,537
(Increase) decrease in:			
Accounts receivable		(13,980)	(60,365)
Deposits		(26,011)	(24,248)
Increase (decrease) in:			
Accounts payable		19,596	-
Net cash provided by (used in)			
operating activities		33,280	(1,138)
Cash flows from investing activities:		-	-
Cash flows from financing activities:		-	-
Change in accumulated other comprehensive income		40	38
Net increase (decrease) in cash		33,320	(1,100)
Cash, beginning of period		518,092	355,905
Cash, end of period	$	551,412	354,805

The accompanying notes are an integral part of these financial statements.

ALLIED RESOURCES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2005

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2005.

Note 2 – Additional Footnotes Included By Reference

Except as indicated in Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. Therefore, those footnotes are included herein by reference.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

When used in this discussion, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof. Allied undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by Allied that attempt to advise interested parties of the factors which affect Allied's business, in this report, as well as Allied's other periodic reports on Forms 10-KSB, 10-QSB and 8-K filed with the Securities and Exchange Commission.

General

Allied is an independent oil and natural gas producer involved in the exploration, development, production and sale of oil and gas derived from properties located in Calhoun and Ritchie counties, West Virginia.

Results of Operations

During the period from January 1, 2005 through March 31, 2005, Allied has been engaged in overseeing the operation of its oil and gas assets by an independent operator, Allstate Energy Corporation. For the three month period ended March 31, 2005 Allied realized net income from operations through revenues fell slightly and expenses increased as compared to the prior three month period ended March 31, 2004.

THREE MONTHS ENDED MARCH 31		2005		2004	CHANGE	% CHANGE
Average Daily Production						
Oil (bbls/day)		1		2	(1)	-56%
Natural gas (mcf/day)		319		421	(102)	-24%
Barrels of oil equivalent (boe/day)		54		72	(18)	-25%
Profitability						
Petroleum and natural gas revenue	$	157,820	$	163,122	(5,302)	-3%
Net Revenue		157,820		163,122	(5,302)	-3%
Production and operating costs		58,214		67,691	(9,477)	-14%
Field netback		99,606		95,431	4,175	4%
G&A		49,715		13,636	36,079	265%
Financing		-		-	-	0%
Net cash flow from operations		49,891		81,795	(31,904)	-39%
Depletion, depreciation and other charges		15,830		20,829	(4,999)	-24%
Future income taxes		-		-	-	0%
Net earnings from operations	$	34,061	$	60,966	(26,905)	-44%
Profitability per boe						
Oil and gas revenue (average selling price)		32.40		25.12	7.28	29%
Production and operating costs		11.95		10.42	1.53	15%
Field netback ($/boe)		20.45		14.69	5.76	39%
Net earnings ($/boe)		6.99		12.52	(5.52)	-44%
Cash flow from operations ($/boe)		10.24		12.59	(2.35)	-19%

Revenue

Revenue for the three months ended March 31, 2005 decreased to $157,820 from $163,122 for the three month period ended March 31, 2004, a decrease of 3%. The slight decrease in revenue over the three month comparative periods is attributable to an accounting delay associated with one of the purchasers of Allied's gas. Allied anticipates that increases or decreases in revenues in future periods will be dependent on the market price for oil and gas.

Income

Net income for the three months ended March 31, 2005 decreased to $36,150 from $61,109 for the three month period ended March 31, 2004, a decrease of 41%. The decrease in net income over the three month comparative periods was due to an increase in general and administrative expenses over the comparative periods. Allied anticipates that net income will fluctuate over future periods based on the market price for oil and gas, levels of production and general and administrative expenses.

Expenses

General and administrative expenses for the three months ended March 31, 2005, increased to $49,715 from $13,636 for the three month period ended March 31, 2004, an increase of 265%.The increase in general and administrative expenses over the three month comparative periods can be attributed to an increase in extraordinary accounting costs associated with tax filings, and the preparation of an annual oil and gas report. Allied anticipates that general and administrative expenses will decrease over future periods.

Direct production expenses for the three months ended March 31, 2005, decreased to $58,214 from $67,691 for the three month period ended March 31, 2004, a decrease of 14%. Allied expects that direct production expenses will increase in future periods as the result of aging wells and tax increases associated with higher production revenues.

Depletion expenses for the three months ended March 31, 2005 and March 31, 2004 were $15,830 and $20,829 respectively.

Income Tax Expense (Benefit)

Allied has an income tax benefit resulting from net operating losses to offset operating profit.

Impact of Inflation

Allied believes that inflation has had a negligible effect on operations over the past three years. Allied believes that it can offset inflationary increases in maintenance costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operations was $33,280 for the three months ended March 31, 2005, as compared to cash flow used in operations of $1,138 for the three months ended March 31, 2004. The transition to cash flow provided by operations can be attributed to the decrease in accounts receivable over the comparative periods. Allied expects to realize cash flow produced by operations in future periods.

Cash flow used in investing activities for the three month period ended March 31, 2005 was $0 as compared to $0 for the three month period ended March 31, 2004. Allied intends to reevaluate its existing wells over the next fiscal year which may lead to a decision to invest capital into upgrading existing production facilities or to drill new wells in order to increase production. Should Allied expend capital on existing wells or drilling, it would then expect to use cash flow in investing activities in future periods.

Cash flow generated from financing activities was $0 for the three months ended March 31, 2005 and $0 for the three months ended March 31, 2004. Allied has no current intention of proceeding with any financing activities in the near term.

Allied has a working capital surplus of $659,286 as of March 31, 2005 and has funded its cash needs since inception with revenues generated from operations, debt instruments and private placements. Existing working capital and anticipated cash flow are expected to be sufficient to fund operations for the next twelve months.

Allied has no current commitments for the purchase or sale of any plant or equipment.

Allied has no current intention to make any changes in the number of employees.

Critical Accounting Policies and Estimates

Accounting for Oil and Gas Property Costs. As more fully discussed in Note 1 to its financial statements, Allied (i) follows the successful efforts method of accounting for the costs of its oil and gas properties, (ii) amortizes such costs using the units of production method and, (iii) evaluates its proven properties for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of oil and gas properties as well as non-cash charges to operations that would not affect cash flows.

Estimates of Proved Oil and Gas Reserves. An independent petroleum engineer annually estimates Allied's proven reserves. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in depreciation, depletion and amortization expense.

Estimates of Asset Retirement Obligations. In accordance with SFAS No 143, Allied makes estimates of future costs and the timing thereof in connection with recording its future obligations to plug and abandon wells. Estimated abandonment dates will be revised in the future based on changes to related economic lives, which vary with product prices and production costs. Estimated plugging costs may also be adjusted to reflect changing industry experience. Increases in operating costs and decreases in product prices would increase the estimated amount of the obligation and increase depreciation, depletion and amortization expense. Cash flows would not be affected until costs to plug and abandon were actually incurred.

ITEM 3. CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal quarters ended March 31, 2005 and 2004.

(b) Changes in Internal Controls

During the period ended March 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART II

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation SB are listed in the Index to Exhibits on page 14 of this Form 10-QSB and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 15th day of May 2005.

ALLIED RESOURCES, INC.

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Executive Officer, Chief Financial Officer and Director

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)	*	Articles of Incorporation dated February 12, 2002 (incorporated by reference to the Form 10-SB/A filed on April 21, 2003.
3(ii)	*	Bylaws (incorporated by reference to the Form 10-SB/A filed on April 21, 2003).
10(i)	*	Oil and Gas Well Operating Agreement between Allied and Allstate Energy Corporation dated May 1, 1996 (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
10(ii)	*	Amendments to Operating Agreements between Allied and Allstate Energy Corporation dated May 10, 1996 (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
10(iii)	*	Drilling Agreement between Allied and Allstate Energy Corporation dated March 4, 2002 (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
10(iv)	*	Escrow Agreement between Ruairidh Campbell, Dr. Stewart Jackson, Yvonne Cole and Allied dated June 18, 1999 (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
10(v)	*	Form Gas Purchase Agreement (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
10(vi)	*	Gas Contract between Allstate Energy Corporation and Dominion dated January 1, 2002 (incorporated by reference to the Form 10SB/A filed on April 21, 2003).
14	*	Code of Ethics adopted May 3, 2004 (incorporated by reference to the Form 10KSB filed on May 26, 2004).
31	15	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	16	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ruairidh Campbell, chief executive officer and chief financial officer of Allied Resources, Inc.,
("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to
state a material fact necessary to make the statements made, in light of the circumstances under which
such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this
Report, fairly present in all material respects the financial condition, results of operations and cash flows
of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to
be designed under my supervision, to ensure that material information relating to the Registrant, including
its consolidated subsidiaries, is made known to me by others within those entities, particularly during the
period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this
Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of
the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that
occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case
of an annual report) that has materially affected, or is reasonably likely to materially affect, the
Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit
committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over
financial reporting which are reasonably likely to adversely affect the Registrant's ability to record,
process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a
significant role in the Registrant's internal controls over financial reporting.

Date: May 15, 2005

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Allied Resources, Inc. ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ruairidh Campbell, chief executive officer and chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Executive Officer and Chief Financial Officer
March 15, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.